NEWS RELEASE

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RepliCel Life Sciences Announces Closing of Debt Settlement
and Additional Debt Settlement
VANCOUVER, BC – August 19, 2020 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that, further to its News Releases of June 25, 2020 and July 15, 2020, it has received approval from the TSX Venture Exchange (the “Exchange”) to the issuance of 1,426,491 common shares (ach, a “Share”) in settlement of $256,768.94 owing to various creditors (the “Debt Settlement”).  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.
Each of David Hall, Peter Lewis, Andrew Schutte, Peter Lowry and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
The Company also announces its intention to settle debt (the “Additional Debt Settlement”) in the amount of $28,800 owed by the Company to one creditor by the issuance of 160,000 Shares of the Company at a price of $0.18 per Share.
The proposed Additional Debt Settlement is subject to the approval of the Exchange and entry into a debt settlement agreement with the creditor.
All securities issued in connection with the Additional Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the securities.
None of the securities issued in connection with the Debt Settlement and the Additional Debt Settlement will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun‐damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s product pipeline is comprised of RCT--01 for tendon repair, RCS--01 for skin rejuvenation, and RCH--01 for hair restoration. RCH--01 is exclusively licensed in Asia to Shiseido Company and Shiseido is currently testing the product in Japan. RepliCel maintains the rights to RCH--01 for the rest of the world. RCT--01 and RCS--01 are exclusively licensed in Greater China to YOFOTO (China) Health Company.  RepliCel and YOFOTO are currently co‐developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI--02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI--02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.